

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2015

<u>Via E-mail</u>
Rick R. Holley
Chief Executive Officer
Plum Creek Timber Company, Inc.
601 Union Street, Suite 3100
Seattle, Washington 98101-1374

>   **Re: Plum Creek Timber Company, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2014**
>   **Filed February 26, 2015**
>   **File No. 1-10239**

Dear Mr. Holley:

        We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Erin E. Martin

                                        Erin E. Martin
                                        Senior Counsel